SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE

August 11, 2020

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Hywin Holdings Ltd.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Hywin Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company has included in this submission the audited consolidated financial statements as of June 30, 2018 and 2019 and for the two years ended June 30, 2019. Prior to the distribution of a preliminary prospectus, the Company will amend the registration statement to include all financial statements required by Regulation S-X at the date of the amendment. Furthermore, the Company believes that at the time that the Company publicly files its registration statement on Form F-1, which is expected to take place on or prior to December 31, 2020, such publicly filed registration statement on Form F-1 would include audited consolidated financial statements as of June 30, 2019 and 2020, and for each of the two years ended June 30, 2019 and 2020.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, Gloria Lam S.C., (Sherlyn) Lau S.Y., (Timothy) Li H., Mengyu Lu

(Raymond) Oh C.H., Allan Wardrop-Szilagyi C.S., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang

Registered Foreign Lawyers | Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*

Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, Damien Yeow N.W. (Singapore)°, (Oliver) Zhong Q. (New York)°

Consultants | Hon Au Yeung, Catherine Chan K.Y., Anna Chow H.Y., Huberta Chow X.L., Dominic D. James, David K. Lee, Linh Hue Lieu

(Winnie) Mak T.M., Robert A. Mason, Dominic Sze C.K., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com. If you have any questions regarding the audit-related matters, please contact the audit engagement partner at Marcum BP, Charles Yin, by telephone at +86-133 1619 6688, or by email charles.yin@marcumbp.com. Marcum BP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Meng Ding

Meng Ding

cc:	Hongwei Han, Chairman of the Board, Hywin Holdings Ltd.

Dian Wang, Chief Executive Officer, Hywin Holdings Ltd.

Huichuan Zhou, Chief Financial Officer, Hywin Holdings Ltd.

Gui Wang, Vice President, Hywin Holdings Ltd.

Charles Yin, Partner, Marcum BP

Fang Liu, Partner, VCL Law LLP